                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                               FOR ANNUAL REPORTS
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For The Fiscal Year Ended December 31, 2000


                         Commission file number 0-19860


                             SCHOLASTIC CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN


                             SCHOLASTIC CORPORATION

                  IRS Employer Identification Number 13-3385513

                                  555 Broadway
                            New York, New York 10012
                                 (212) 343-6100

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Table of Contents



                                                                     Page Number
                                                                     -----------


Report of Independent Auditors                                             1

Statements of net assets available for benefits                            2

Statement of changes in net assets available for benefits                  3

Notes to financial statements                                             4-8

Schedule of nonexempt transactions                                         9

Schedule of assets held for investment purposes at end of year            10

Signatures                                                                11

Exhibits                                                                  12

Consent of Independent Auditors                                           13

                         Report of Independent Auditors


To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation


We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions and the schedule of assets held for investment purposes at end of year as of December 31, 2000 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Administrative Committee. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                       /s/ Ernst & Young LLP

New York, New York
June 26, 2001

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2000 and 1999
(amounts in thousands)


                                                                      December 31,
                                                                2000                1999
                                                                ----                ----
Investments, at fair value
   The George Putnam Fund of Boston                          $ 19,101             $ 20,338
   Putnam Investors Fund                                       16,227               18,608
   Putnam S & P 500 Index Fund                                 14,272                 --
   Scholastic Corporation Common Stock                         13,014                9,079
   Stable Value Fund                                            8,162                 --
   Putnam New Opportunities Fund                                7,656                7,728
   The Putnam Fund for Growth & Income                          4,598                3,824
   Putnam OTC & Emerging Growth Fund                            4,342                5,834
   Putnam International Growth Fund                             3,920                2,888
   Putnam Bond Index Fund                                       2,291                 --
   Putnam Asset Allocation Fund - Balanced Portfolio            2,198                1,525
   Putnam Asset Allocation Fund - Growth Portfolio              2,186                1,898
   Putnam Asset Allocation Fund - Conservative Portfolio          843                  938
   Fidelity Spartan U.S. Equity Index Fund                       --                 15,323
   Fidelity Retirement Money Market Fund                         --                  8,190
   Putnam Income Fund                                            --                  1,875
                                                             --------             --------
      Total investments                                        98,810               98,048
                                                             --------             --------

Receivables
   Loans receivable from participants                           2,879                2,510
   Participants contribution receivable                           124                  103
   Employer contribution receivable                                46                   29
                                                             --------             --------
      Total receivables                                         3,049                2,642
                                                             --------             --------

Cash                                                             --                      8
                                                             --------             --------

Net assets available for benefits                            $101,859             $100,698
                                                             ========             ========


                             See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2000
(amounts in thousands)


Interest and dividend income                                          $   5,380
                                                                      ---------

Contributions
   Employer                                                               3,220
   Participants                                                           9,482
   Rollovers                                                              1,165
                                                                      ---------
                                                                         13,867
                                                                      ---------

   Total additions                                                       19,247

Distributions to participants                                            (6,174)

Net realized and unrealized depreciation in fair value of
investments                                                             (11,912)
                                                                      ---------

   Net increase                                                           1,161

Net assets available for benefits
   Beginning of period                                                  100,698
                                                                      ---------
   End of period                                                      $ 101,859
                                                                      =========



                             See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

================================================================================

1.    DESCRIPTION OF THE PLAN

GENERAL
The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and subsequently amended effective January 1, 1999 (the "Plan"), formerly the Scholastic Inc. 401(k) Savings and Retirement Plan, is a defined contribution plan sponsored by Scholastic Corporation (the "Company"). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company which has delegated certain responsibility and authority to the Company's Administrative Committee which is composed of members of senior management of the Company (the "Retirement Plan Committee", and to the extent delegated to the Administrative Committee, collectively the "Committee"). Putnam Fiduciary Trust Company serves as Trustee for the Plan (the "Trustee"). In addition, Putnam Fiduciary Trust Company and/or its related companies (collectively, "Putnam") also provide administrative and recordkeeping services on behalf of the Plan (the "Record Keeper"). Investment products offered, through December 31, 2000, to participants under the Plan, other than the Company's Common Stock ("Company Stock") are provided by Putnam and Fidelity Investments Institutional Services Company. Effective on January 1, 2001, all investment products being offered, other than Company Stock, are provided by Putnam.

This description of the Plan provides only general information and is presented to assist in understanding the Plan's financial statements. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

PLAN AMENDMENTS
As mentioned above, the plan document was amended and restated effective January 1, 1998 and subsequently amended effective January 1, 1999. Significant changes to the Plan effective January 1, 1998 include: (i) daily valuations instead of monthly valuation of participant account, participant enrollment, contribution rate changes and participant directed transfer of assets among investment funds;
(ii) modification of the Plan's transfer election rule to permit transfers in multiples of 1% rather than in multiples of 10%; and (iii) using forfeitures generated from non-vested terminated participant accounts to reduce the Company's matching contribution rather than allocating such amounts to active participant accounts. The amendment effective January 1, 1999 amended the plan eligibility requirements to be as of the date of hire rather than after the completion of six months service. Additionally, the plan was amended to reflect Scholastic Corporation as the defined "Company" under the Plan with all of the powers, authority and responsibility of the Company as outlined under the Plan.

In connection with the Company's acquisition of Grolier Incorporated as of June 22, 2000, the Plan was amended effective January 1, 2001 in order to allow the Grolier Incorporated Employee Savings and Investment Plan to merge with this Plan. The other significant changes made under this amendment included: (i) increasing the Plan's pre and after-tax deferral limits (on an individual and combined basis) from 15% to 20% of annual compensation; (ii) participants in the Grolier Incorporated Retirement Plan on December 31, 2000, who have attained age 45, may make an irrevocable election to accrue benefits under the Plan in accordance with benefit formulas that resemble the formulas that existed under the Grolier Incorporated Employee Savings and Investment Plan and the Grolier Incorporated Retirement Plan (Grolier Benefit Structure Program); (iii) fully vesting the matching contributions for Grolier employees with three or more years of service on December 31, 2000 and (iv) recognizing past service with Grolier.

As a result of this plan merger, on January 2, 2001 funds totaling approximately $29 million were transferred from the Grolier Incorporated Employee Savings and Investment Plan's trust to the Scholastic Corporation 401(k) Savings and Retirement Plan's trust.

ELIGIBILITY
Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than "leased" employees) who have attained the age of 18 ("Eligible Employees"). Eligible Employees may enroll into the Plan on any business day after they become eligible to participate in the Plan.

PARTICIPANT CONTRIBUTIONS
As approved by the Committee and subject to the provisions of the Internal Revenue Code, as amended (the "Code"), Eligible Employees may contribute during the Plan Year at the participant's election into any of the Plan's fund options, in pre-tax and/or after-tax compensation dollars; provided, that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Compensation Contributions: Pre-tax compensation contributions are limited to $10,500 for the Plan year ended December 31, 2000.

After-tax Compensation Contributions: After-tax compensation contributions are limited to 15% of annual salary, overtime, bonuses and commissions, ("Compensation") subject to the requirements of the Code. Pursuant to the limits set by the Company, contributions from employees having Compensation in excess of $80,000 ("Highly Compensated Employees"), may be limited to a contribution of 6% of their Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an "eligible rollover plan" which meets the requirements of the Code at the time of the transfer ("Rollover Contributions").

EMPLOYER CONTRIBUTIONS
Under the Plan, the Company contributes a percentage of each participant's Compensation, as determined by the Committee, at its sole discretion. The Company's contributions for the benefit of the Plan participants are made in cash in an amount equal to a percentage of the participant's pre-tax contributions. For the Plan year ended December 31, 2000, the Company contributed an amount equal to 100% of the first one hundred dollars of a participant's contribution and 50% thereafter of the participant's pre-tax compensation contributions, up to a maximum amount equal to 6% of the participant's Compensation.

Effective on January 1, 2001, for those eligible participants electing to participate in the "Grolier Benefit Structure Program", the Company will contribute 15% of the participant's pre-tax compensation contributions, up to a maximum amount equal to 6% of the participant's compensation.

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all participants regardless of whether they elected to make pre-tax contributions to the Plan ("Discretionary Contributions"). The amount of such discretionary contributions is to be determined by the Board of Directors. No discretionary contributions were made to the Plan by the Company for the year ended December 31, 2000.

Forfeitures are used to offset the Company's matching contributions. In 2000, employer contributions were reduced by $540,000 from forfeited non-vested accounts. At December 31, 2000, forfeited non-vested accounts totaled $44,000. These forfeiture accounts will be used to reduce future employer contributions.

VESTING
Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching contributions made by the Company and its domestic subsidiaries vest at the rate of 20% per year of service by a participant. A participant becomes 100% vested after either five years of credited service, or upon death or disability while employed, or upon reaching age 65. Effective January 1, 2001 employees of Grolier Inc. with three or more years of service on December 31, 2000 who are, or became participants of the Scholastic 401(k) Savings and Retirement Plan are fully vested in Company matching contributions.

PARTICIPANT ACCOUNT DISTRIBUTIONS
A participant's account may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a participant, for any reason, may withdraw all or a portion of after-tax contributions. All distributions from the Plan are in cash or, if elected by the participant, in whole shares of Company Stock, to the extent that the participant is invested in the Company Stock. In the event of attainment of age 59-1/2, a participant may withdraw his entire vested balance during employment. Benefits payable as of December 31, 2000 and 1999 were $0 and $55,000, respectively.

In the event of a hardship, a participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan year, participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a participant have more than one principal residence loan outstanding or more than two outstanding loans at anytime. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a participant's principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment.

PLAN EXPENSES
The Company and its domestic subsidiaries pay substantially all of the Plan expenses.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan's accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

VALUATION OF INVESTMENTS
Investments in the Plan's funds are valued at redemption prices based on the net asset values of the funds. Investments in the Company's Common Stock are valued at the closing price as quoted on the NASDAQ National Market System on the valuation date. Loans receivable from participants are valued at cost which approximates fair value.

3.    TAX STATUS

The Company received a favorable determination letter from the Internal Revenue Service as of November 1, 1995 that the Plan qualifies under Section 401(a) of the Code. Therefore, the Plan's assets are not subject to tax under Section 501(a) of the Code. The Plan is required to operate in conformity with the Code in order to maintain its qualification. If any operational defects are identified, the Company will take all action necessary to correct and maintain the qualified status of the Plan. As a result of amending and restating the Plan, the Company is required to file for a new determination letter on or before December 31, 2001.

4.    PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors of the Company, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the plan trustee. If however, upon a determination that the continuance of such an arrangement is not in the best interest of the Plan's participants, the Board of Directors may terminate the arrangement, and upon such termination, the trustee shall apply for the benefit of each participant (or beneficiary) the full value of such participant's account.

5.    NONEXEMPT TRANSACTIONS

During the course of year 2000 there was one instance where the Company failed to remit Participant contributions and the related matching contributions on a timely basis. This failure to remit funds on a timely basis constitutes a nonexempt prohibited transaction under the Code.

The Company has taken corrective action and funded the Participant accounts, including payment of lost earnings on these amounts, if any, and is in the process of paying the applicable excise taxes.

6.    INVESTMENTS

During 2000, the Plan's net realized and unrealized appreciation (depreciation) in the fair value of investments was as follows (in thousands):

The George Putnam Fund of Boston                                       $    923
Putnam Investors Fund                                                    (3,861)
Scholastic Corporation Common Stock                                       3,952
Putnam New Opportunities Fund                                            (3,873)
The Putnam Fund for Growth & Income                                         169
Putnam OTC & Emerging Growth Fund                                        (5,766)
Putnam International Growth Fund                                           (728)
Putnam Asset Allocation Fund - Balanced Portfolio                          (364)
Putnam Asset Allocation Fund - Growth Portfolio                            (655)
Putnam Asset Allocation Fund-Conservative Portfolio                        (108)
Fidelity Spartan U.S. Equity Index Fund                                  (1,611)
Putnam Income Fund                                                           10
                                                                       --------
                                                                       $(11,912)
                                                                       ========

                                                                 EIN #13-3385513
                                                                       PLAN #004

            SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
                              SCHEDULE G, PART III
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                DECEMBER 31, 2000





                                                                                     Description of Transactions
                                                                                    Including Maturity Date, Rate
                                         Relationship to Plan, Employer            of Interest, Collateral, Par or
Identity of Party Involved                 or Other Party-in-Interest                        Maturity value
-------------------------------------------------------------------------------------------------------------------

Scholastic Corporation                               Employer                      Contributions and loans in
                                                                                   the amount of $5,704
                                                                                   for the February 18, 2000
                                                                                   payroll were deposited on
                                                                                   May 5, 2000. Investment
                                                                                   losses of $167 were not
                                                                                   allocated to the affected
                                                                                   participants.

                                                                 EIN #13-3385513
                                                                       PLAN #004

            SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
                               SCHEDULE H, LINE 4i
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 2000
                             (amounts in thousands)

-----------------------------------------------------------------------------------------------------------------
   Identity of                      Description of                               Number                 Current
     Issue                            Investment                                of Shares                Value
-----------------------------------------------------------------------------------------------------------------
Putnam                     The George Putnam Fund of Boston                       1,112                 $19,101

Putnam                     Putnam Investors Fund                                  1,056                  16,227

Putnam                     Putnam S & P 500 Index Fund                              451                  14,272

Scholastic Corp.*          Common Stock                                             147                  13,014

Putnam                     Stable Value Fund                                         -                    8,162

Putnam                     Putnam New Opportunities Fund                            131                   7,656

Putnam                     The Putnam Fund for Growth & Income                      235                   4,598

Putnam                     Putnam OTC &
                           Emerging Growth Fund                                     312                   4,342

Putnam                     Putnam International Growth Fund                         159                   3,920

Putnam                     Putnam Bond Index Fund                                   208                   2,291

Putnam                     Putnam Asset Allocation
                           Fund - Balanced Portfolio                                203                   2,198

Putnam                     Putnam Asset Allocation
                           Fund - Growth Portfolio                                  199                   2,186

Putnam                     Putnam Asset Allocation
                           Fund - Conservative Portfolio                             91                     843

Loans Receivable           6.5% - 10.00% Interest
  from Participants        Rate, Repayment
                           Terms:  2 to 10 years                                     -                    2,879
                                                                                                 --------------
                                                                                                 $      101,689
                                                                                                 ==============

*Indicates party-in-interest to the Plan.

                                   SIGNATURES




THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Scholastic Corporation 401(k) Savings and Retirement Plan which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            SCHOLASTIC CORPORATION 401(k) SAVINGS
                              AND RETIREMENT PLAN




Date:  June 26, 2001        /s/ Richard M. Spaulding
                            ----------------------------------------------------
                            Richard M. Spaulding
                            Executive Vice President, Scholastic Corporation and
                            Chairman of the Retirement Plan Committee and
                            Administrative Committee of the
                            Scholastic Corporation 401(k) Savings and
                            Retirement Plan

Exhibits



Exhibit No.                   Document
-----------                   --------

23                            Consent of Independent Auditors